May 30, 2006

Mail Stop 4561

Ms. Catherine D. Rice
Chief Financial Officer
iStar Financial Inc.
1114 Avenue of the Americas, 27th Floor
New York, NY 10036

Re: iStar Financial Inc.
        Form 10-K for the year ended December 31, 2005
        Filed March 16, 2006
        File No. 1-15371

Dear Ms. Rice:

        We have reviewed your filing and have the following comments. We have
limited our review of your filing to those issues we have addressed in our comments.
Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In our comments, we ask you to provide us with information so we may
better understand your disclosure. After reviewing this information, we may raise
additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Consolidated Financial Statements

Note 3-Summary of Significant Accounting Policies

Identified intangible assets and goodwill, page 66

1. The disclosure suggests that the company has both infinite and finite lived
    intangible assets. Please tell us the nature and amounts of your finite lived
    intangible assets that are not subject to amortization. Refer to SFAS 142. In

addition, the company indicates that an impairment loss is recognized if the carrying amount of an intangible asset is not recoverable or its carrying amount exceeds its estimated fair value. Since the impairment tests for finite lived and infinite lived intangible assets differ, please tell us how the company assesses each for impairment and show us how you plan to change the disclosure in future filings to clarify how you assess each for impairment. Refer to paragraphs 15 and 17 of SFAS 142 and SFAS 144, as applicable.

Note 4-Loans and Other Lending Investments, page 72

2. Please tell us how you considered the guidance in SAB Topic 11K in considering the inclusion of the information related to your lending activities as prescribed by Industry Guide 3.

Note 12-Stock-Compensation Plans and Employee Benefits

High Performance Unit Program, page 93

3. Since the High Performance Common Stock, (HPU), provides the employee participants to receive cash distributions if the total rate of return of the company's common stock exceeds certain performance levels over a specified valuation period, and the unit is of nominal value unless the rate of return on the company's common stock exceeds specified thresholds, it appears that the arrangement is in substance a stock appreciation reward. Please explain to us how the company considered the substance of this arrangement in the determination that compensation expense would not be recognized related to this plan and specifically address how the company considered whether the cash distributions paid to the employees were in substance payments for stock appreciation rights or since the HPU is of nominal value without the total return feature, whether the distributions are an effective settlement of the award as discussed in paragraph 25 of SFAS 123.

Note 13-Earnings per Share, page 97

4. Given the additional distributions paid to the High Performance Common Stock holders as described in Note 12, tell us what consideration you gave to presenting the company's earnings per share under the Two-Class method as discussed in paragraphs 60 and 61 of SFAS 128.

Note 14-Comprehensive Income, page 98

5. Please tell us what consideration you gave to including the disclosures specified by paragraph 45(a) and 45(b) (1) and (4) of SFAS 133. In addition, please tell us and disclose in future filings the methods you use to assess hedge effectiveness

and calculate hedge ineffectiveness for each type of hedge; and how you qualify under paragraph 68 of SFAS 133 to use the shortcut method to assess hedge effectiveness, if applicable.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant